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News Release
For immediate release

BCE and Bell Canada state debentureholders’
allegations are without merit
Shareholder meeting to proceed as planned

MONTREAL, Quebec, September 19, 2007 – BCE and Bell Canada today stated that the bases on which certain holders of debentures issued by Bell Canada intend to contest the proposed acquisition of BCE pursuant to a plan of arrangement are without merit. Any claim will be vigorously opposed in court.

The timetable for the proposed acquisition of BCE by a consortium led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners and Madison Dearborn Partners pursuant to a plan of arrangement remains unchanged. The arrangement is expected to close in the first quarter of 2008, subject to customary conditions, including shareholder and regulatory approvals.

The special meeting of shareholders of BCE to consider and approve the plan of arrangement is being held on September 21, 2007 at 9:30 a.m. at Centre Mont-Royal, 2200 Mansfield Street, Montréal, Québec, in the auditorium Le Grand Salon. The motion seeking a Final Order approving the proposed plan of arrangement is scheduled to be heard by the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal, at the Montréal Courthouse, located at 1 Notre-Dame Street East in Montréal, Québec, in room 16.12, on Wednesday, October 10, 2007, at 9:30 a.m.

BCE’s management proxy circular relating to the plan of arrangement is available at www.bce.ca, as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About BCE

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of BCE and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Competition Bureau, Industry Canada and other applicable governmental authorities, (ii) required BCE shareholder approval, (iii) necessary court approval, and (iv) certain termination rights available to the parties under the definitive agreement governing the terms of the transaction. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed transaction could have a material adverse impact on the market price of BCE’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, BCE could have to pay significant fees and costs as directed by the purchaser.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the definitive agreement dated June 29, 2007, as well as BCE’s 2007 Second Quarter MD&A dated July 31, 2007 and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

For inquiries, please contact:

Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca